SHAREHOLDERS AGREEMENT

between

GEISZEL GODOY,

and

BLACK SANDS ENTERTAINMENT INC

SHAREHOLDERS AGREEMENT, dated as of December ___, 2019, among Geiszel Godoy (the "Shareholder"), and Black Sands Entertainment Inc, a corporation organized under the laws of the State of New York (the "Company").

WITNESSETH

WHEREAS, the Company has issued to Shareholder the number of shares of common stock of the Company, par value $0.001 per share ("Common Stock"), set forth opposite his name in Exhibit A hereto;

NOW, THEREFORE, in consideration of the representations and warranties, covenants and agreements contained herein and of other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by all parties hereto, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS AND CONSTRUCTION

SECTION I.1. Certain Definitions. As used in this Agreement, the following terms shall have the meanings specified below:

"Affiliate" shall have the meaning assigned to such term in Rule 12b-2 under the Exchange Act; *provided, however*, that for all purposes of this Agreement (i) the Company and its Subsidiaries shall not be deemed to be an Affiliate of any Shareholder and (ii) no Shareholder shall be deemed to be an Affiliate of any other Shareholder or any of its Affiliates solely by reason of this Agreement.

"Board" shall mean the board of directors of the Company.

"Boards of Directors" shall mean the Board and the board of directors of each of the Subsidiaries of the Company.

"Business Day" shall mean any day other than a day which is Saturday or Sunday or other day on which commercial banks in New York, New York are authorized or obligated by Law or executive order to close.

"Capital Stock", shall mean any capital stock of, or other equity or ownership interest in, the Company or any of its Subsidiaries and any securities, instruments, options, warrants or other rights or obligations of any nature created, granted or issued by the Company or any of its Subsidiaries or by which any of them are bound that are convertible into, or exercisable or exchangeable for, any such capital stock or other equity or ownership interest. For the avoidance of doubt, "Capital Stock" shall include the Common Stock.

"Certificate of Incorporation and Bylaws" shall mean the certificate of incorporation and bylaws of the Company, as amended from time to time.

"Common Stock" shall have the meaning set forth in the Recitals to this Agreement.

"Company" shall have the meaning set forth in the Preamble to this Agreement.

"Consent Notice" shall have the meaning set forth in Section 3.02(b).

"Contract" shall mean any agreement, contract, indenture, mortgage, lease, deed, commitment, agreement or other legally binding arrangement or understanding.

"Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

"Governmental Authority" shall mean any court, administrative agency, regulatory body or commission or other governmental agency or instrumentality, domestic or foreign, or any arbitrator, of competent jurisdiction.

"Group" shall mean a "group" within the meaning of Section 13(d)(3) of the Exchange Act.

"Law", with respect to any Person or matter, shall mean any law, statute, ordinance, order, judgment, decree, rule or regulation applicable to such Person or matter.

"Lien" shall mean any mortgage, charge, lien, easement, right of way or security interest or any other encumbrances however designated.

"Litigation" shall mean any claim, action, lawsuit, arbitration, legal process or proceeding.

"Non-Transferring Holder" shall have the meaning set forth in Section 3.02.

"Notices" shall have the meaning set forth in Section 5.09.

"Offer Notice" shall have the meaning set forth in Section 3.02(a).

"Option Notice" shall have the meaning set forth in Section 4.06.

"Percentage Interest" shall mean the percentage (rounded to two decimal places) equal to (i) the total number of shares of Capital Stock of the Company outstanding, divided by (ii) the total number of shares of Capital Stock held by such Shareholder.

"Permitted Transferees" shall have the meaning set forth in Section 3.03.

"Person" shall mean any individual, firm, corporation, limited liability company, partnership, Group, trust, joint venture, Governmental Authority or other entity, and shall include any successor (by merger or otherwise) of such entity.

"Preemptive Notice" shall have the meaning set forth in Section 4.05(b).

"Proposed Sale Terms" shall have the meaning set forth in Section 3.02(a).

"Purchase Notice" shall have the meaning set forth in Section 3.02(b).

"Representatives", with respect to any Person, shall mean the directors, officers, employees, auditors, accountants, legal counsel, financial advisors and other agents or representatives of or to such Person and its Subsidiaries.

"Securities Act" shall mean the Securities Act of 1933, as amended.

"Shareholders" initially shall have the meaning set forth in the Preamble to this Agreement and after any Transfer by any Shareholder permitted hereunder of Capital Stock to (i) any of its Permitted Transferees in accordance with Section 3.03, shall mean the non-transferring Shareholders, on the one hand, and the transferring Shareholder and its Permitted Transferee, collectively, on the other or (ii) any Person other than one of its Permitted Transferees, shall mean the non-transferring Shareholder, the transferring Shareholder and any Person to whom such Transfer was made who become a party to this Agreement as required by Section 3.02 or to whom the rights of the transferring Shareholder were assigned as permitted by this Agreement.

"Subsidiary", with respect to any Person, shall mean (i) a corporation in which such Person, together with its Subsidiaries, beneficially owns Voting Shares of such corporation which entitle them collectively to cast more than 50% of all the votes entitled to be cast by all Voting Shares of such corporation then outstanding in a general election of directors of such corporation or (ii) any Person that is not a corporation in which such Person, and/or one or more other Subsidiaries of such Person, directly or indirectly, has a majority equity or voting interest or the power to direct the policies, management and affairs thereof.

"Transfer", with respect to any Capital Stock or other equity or ownership interest, shall mean to sell, exchange, assign, transfer, pledge, hypothecate or otherwise dispose of any interest therein or beneficial ownership thereof.

"Transferring Holder" shall have the meaning set forth in Section 3.02(a).

"Venture Documents" shall mean this Agreement and the Certificate of Incorporation and Bylaws.

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"Venture Interest" shall have the meaning set forth in Section 5.03(a).

"Voting Shares" shall mean, with respect to any Person, any securities or other equity or ownership interests in such Person which are entitled to vote generally in the election of directors of such Person (or, if such Person is not a corporation, the individuals who perform a similar function for such Person).

SECTION I.2. Terms Generally. The definitions set forth or referred to above shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words "include", "includes" and "including" shall be deemed to be followed by the phrase "without limitation". All references herein to Articles, Sections, Exhibits and Schedules shall be deemed to be references to Articles and Sections of, and Exhibits and Schedules to, this Agreement unless the context shall otherwise require. Unless the context shall otherwise require, any reference to any Contract or other instrument or statute or regulation are to it as amended and supplemented from time to time (and, in the case of a statute or regulation, to any successor provision). Any reference in this Agreement to a "day" or a number of "days" (without the explicit qualification of "Business") shall be interpreted as a reference to a calendar day or number of calendar days.

ARTICLE II

RESTRICTIONS ON TRANSFERS OF CAPITAL STOCK

SECTION II.1. Restrictions on Certain Transfers. Neither Shareholder nor any of his Permitted Transferees (as defined below) shall Transfer any Capital Stock before the one year anniversary of the effective date of this Agreement. For this purpose, any Transfer of equity or ownership interests in any Person through which Shareholder indirectly owns any Capital Stock shall be deemed to be a Transfer of Capital Stock. Any purported Transfer in violation of this Article II shall be void and of no effect. Shareholder shall have the right to Transfer his Capital Stock in accordance with the Certificate of Incorporation and Bylaws.

ARTICLE III

ADDITIONAL AGREEMENTS

SECTION III.1. Shareholder Liability. No Shareholder or any of its Affiliates shall have any obligation, or be liable, to the Company or any of its Subsidiaries for exercising its rights under this Agreement.

SECTION III.2. Repurchase. If the Company determines, in its sole discretion, that it is likely that within one year the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended, as required by

Section 12(g) thereof, the Company shall have the option to repurchase this instrument from the Investor for the greater of (i) the Purchase Amount and (ii) the fair market value of this instrument, as determined by an independent appraiser of securities chosen by the Company (such repurchase, the "Repurchase," and such greater value, the "Repurchase Value"); provided, however, that, in the event an Equity Financing occurs within three months after the Repurchase and the Repurchase Value is less than the Aggregate Value (as defined below) of the shares of Safe Preferred Stock the Investor would have received had the Repurchase not occurred (where such value is determined by multiplying the number of shares of Safe Preferred Stock by the Conversion Price and is referred to as the "Aggregate Value"), the Company shall pay to the Investor an amount equal to the difference between the Aggregate Value and the Repurchase Value promptly following the consummation of the Equity Financing. Such independent appraiser shall be regularly engaged in the valuation of securities. The foregoing repurchase option terminates upon a Change of Control or event of dissolution of the Company.

SECTION III.3. Preemptive Rights. Each Shareholder shall have the preemptive right to purchase all (or any portion) of such Shareholder's Percentage Interest of any New Capital Stock which the Company may, from time to time, propose to issue on the most favorable terms on which such New Capital Stock is offered to any potential purchaser thereof. For purposes of this Agreement, each Shareholder's "Percentage Interest" shall be the percentage (rounded to two decimal places) equal to (i) the total number of shares of Capital Stock of the Company outstanding, divided by (ii) the total number of shares of Capital Stock held by such Shareholder.

(a) If the Company proposes to issue any New Capital Stock, it shall give each Shareholder written notice of its intention, which notice shall describe in reasonable detail the type of the New Capital Stock that the Company proposes to issue and the price and terms upon which they are proposed to be issued (a "Preemptive Notice"). Each Shareholder shall have 30 days from the date on which it receives a Preemptive Notice to elect to purchase its Percentage Interest of the New Capital Stock and 10 days thereafter to exercise its pre-emptive rights with respect to any Unexercised New Capital Stock, in each case by giving written notice to the Company of the amount of New Capital Stock or Unexercised New Capital Stock, as applicable, that it is willing to purchase.

(b) If the Shareholders fail to exercise their preemptive rights with respect to all of the New Capital Stock proposed to be issued by the Company within the 30 day period and, if applicable, 10 day time periods specified above, then the Company shall have 90 days thereafter to sell the New Capital Stock with respect to which the Shareholders did not exercise preemptive rights, at a price and on terms no more favorable to the purchaser than those specified in the Preemptive Notice.

SECTION III.4. Registration Rights.

(a)   If at any time or from time to time, the Company shall determine to register any of its securities, for its own account or the account of any of its shareholders, other than a transaction relating solely to the sale of debt or convertible debt instruments, then, within 30 days before such registration, the Company shall give each Shareholder notice thereof (a "Registration Notice"). If within 30 days after receipt of a Registration Notice either Shareholder shall notify the Company in writing that such Shareholder wishes its interest in the Company to be included in such registration, then the Company shall include in such registration statement and in any underwriting involved therein all of such Shareholder's interest in the Company, subject to the limitations set forth in Section 3 below.

(b)   The amount of each Shareholder's Capital Stock to be included in the registration (the "Registration Interests") shall be determined on a pro rata basis determined by the Shareholder's Percentage Interest. If the registration is for a public offering involving an underwriting, the Company shall so advise in its Registration Notice and, in such event, each Shareholder's rights hereunder shall be conditioned upon his participation in such underwriting and the inclusion of his Registration Interests in the underwriting as provided herein. The Company and all shareholders proposing to distribute their Capital Stock through such underwriting shall enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting by the Company. Notwithstanding any other provision of this Section, if the managing underwriter determines that marketing factors require a limitation of the amount of Capital Stock to be underwritten, the Registration Interests to be included in the registration and underwriting shall be limited according to the Shareholder's Percentage Interest. If either Shareholder disapproves of the terms of any such underwriting, he may elect to withdraw therefrom by written notice to the Company.

(c)   In consideration for the Company agreeing to its obligations under this Agreement, each Shareholder agrees that in connection with any registration of the Company's securities (whether or not such Shareholder is participating in the registration), upon request of the Company and the underwriters managing any underwritten offering, such Shareholder will not sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any of such Shareholder's Capital Stock (other than that included in the registration) without the written consent of the Company or such underwriters, as the case may be, for such period of time (not to exceed 120 days in the case of the Company's initial public offering) from the effective date of such registration as the Company and the underwriters may specify, so long as all other shareholders holding more than one per cent (1%) of the outstanding Capital Stock of the Company are bound by a comparable obligation.

(d)   All expenses, including attorneys' fees and expenses, incurred by the Company in connection with any registration pursuant to this Section shall be fully borne by the Company. In addition, the Company and the Shareholders hereby agree to indemnify each other against any losses, claims, damages, liabilities or expenses to which either may become subject arising out of or based upon any false representation or

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warranty made by, or breach or failure to comply with any covenant or agreement of this Section.

(e)   Each Shareholder shall promptly furnish to the Company such information as the Company may reasonably request by written notice in connection with any registration referred to in this Section. The Company agrees to provide each Shareholder with any information reasonably requested by written notice as to the status of any pending registration.

SECTION III.5. Irrevocable Proxy

(a)   The Investor hereby appoints, and shall appoint in the future upon request, the then-current Chief Executive Officer of the Company (the "CEO"), as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all shares of the Capital Stock issued pursuant to the terms of this instrument, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding shares of the Capital Stock issued pursuant to the terms of this instrument. The CEO is an intended third-party beneficiary of this Section and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

ARTICLE IV

MISCELLANEOUS

SECTION IV.1. Term of Agreement. Subject to Law, this Agreement will continue in effect as to the Company and each Shareholder until the earlier of (i) the date this Agreement is terminated as to such Shareholder by the written consent of all the parties hereto, (ii) the first day on which such Shareholder and his Affiliates no longer beneficially owns any Capital Stock. The termination of this Agreement as to any Shareholder shall not affect any of the rights and obligations of the Company and other Shareholders hereunder with respect to each other. In the event this Agreement terminates as to any Shareholder, thereafter such Shareholder shall have no further liability to the other parties or any of their shareholders, directors or employees and such other parties shall have no further liability to such Shareholder, in each case in respect to this Agreement; *provided, however*, that the foregoing shall not apply to any provisions hereof that expressly survive the termination of this Agreement; and *provided, further*,

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that nothing herein shall relieve any party of any liability for any breach of this Agreement that occurred prior to such termination.

SECTION IV.2. Expenses. Each party hereto shall pay, without right of reimbursement from any other party hereto, all the costs incurred by it incident to the performance of its obligations under this Agreement. The provisions of this Section will survive any termination of this Agreement.

SECTION IV.3. Governing Law. This Agreement shall be governed by, and construed and interpreted in accordance with, the Laws of the State of New York applicable to Contracts executed in and performed entirely within such State and without reference to any conflict of laws principles thereof.

SECTION IV.4. Severability. If any provision of this Agreement shall be held to be illegal, invalid or unenforceable, that provision will be enforced to the maximum extent permissible so as to effect the intent of the parties, and the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby. If necessary to effect the intent of the parties, the parties will negotiate in good faith to amend this Agreement to replace the unenforceable language with enforceable language which as closely as possible reflects such intent.

SECTION IV.5. Amendment; Waiver. This Agreement may be amended or any performance, term or condition waived in whole or in part only in writing signed by all parties affected by the amendment (in the case of an amendment) or by the waiving party (in the case of a waiver). No failure by any party to take any action with respect to a breach by another party of this Agreement or a default by another party hereunder shall constitute a waiver of the former party's right to enforce any provision of this Agreement or to take action with respect to such breach or default or any subsequent breach or default. Waiver by any party of any breach or failure to comply with any provision of this Agreement by another party shall not be construed as, or constitute, a continuing waver of such provisions, or a waiver of any other breach of or failure to comply with any other provisions of this Agreement.

SECTION IV.6. Assignment. Subject to the provisions of Article III, either Shareholder may assign its rights hereunder without the consent of the other parties hereto, but the Company may not assign any of its rights and obligations hereunder, and no Shareholder may assign any of its obligations hereunder, in each case without the prior written consent of each party hereto adversely affected by such assignment. Notwithstanding the foregoing, no consent shall be required for a transfer by operation of Law in connection with a merger, consolidation or amalgamation of such party. Any attempt to assign without any required consent shall be void and of no effect. This Agreement shall be binding upon, inure to the benefit of and be enforceable by and against the parties hereto and their respective successors and permitted assigns.

SECTION IV.7. No Third-Party Beneficiaries. Except for any rights expressly conferred on third parties herein, nothing expressed by or mentioned in this

Agreement is intended or shall be construed to give any Person other than the parties hereto and their respective successors or permitted assigns, any legal or equitable right, remedy, or claim under or in respect to this Agreement or any provision herein contained, this Agreement and all conditions and provisions hereof being intended to be and being for the sole and exclusive benefit of the parties and their respective successors and permitted assigns, and for the benefit of no other person or entity.

SECTION IV.8. <u>After-Acquired Capital Stock</u>. All of the provisions of this Agreement shall apply to all of the Capital Stock now owned and all Capital Stock which may be issued or transferred hereafter to either Shareholder in consequence of any additional issuance, purchase, exchange, or reclassification of shares, corporate reorganization, or any other form of recapitalization, or consolidation, merger, amalgamation or share split, or share dividend, or which are acquired by a Shareholder in any other manner.

SECTION IV.9. <u>Notices</u>. All notices, requests, consents, demands, instructions, approvals and other communications hereunder (collectively, "<u>Notices</u>") shall be in writing and shall be validly given, made or served if delivered personally or sent by certified or registered mail return receipt requested or if sent by recognized courier service, or, if to the Company, by facsimile transmission, and in any case addressed or directed as follows:

[   ]

or to such other Person or address as any party hereto may from time to time designate in a writing delivered in a like manner to the parties hereto. All Notices shall be effective only when actually received; *provided, however*, that any Notices sent by facsimile transmission shall be effective only upon confirmation of receipt by telephone or in writing by the receiving party.

SECTION IV.10. <u>Entire Agreement</u>. This Agreement constitutes the entire and only agreement between the parties relating to the subject matter hereof. Any and all prior arrangements, representations, promises, understandings and conditions in connection with said matter and any representations, promises or conditions not expressly incorporated herein or expressly made a part hereof shall not be binding upon any party.

SECTION IV.11. <u>No Challenges; Specific Performance</u>. Each Shareholder and the Company hereby acknowledges and agrees that (a) it will not challenge the validity of any provision of Article III hereof in any Litigation or any other proceeding and (b) because any breach of Articles III would cause irreparable harm and significant injury that would be difficult to ascertain and would not be adequately compensable by damages alone, each Shareholder will have the right to enforce such provisions by injunction, specific performance or other equitable relief without prejudice to any other rights and remedies the enforcing party may have. The reference to specific Articles or Sections in this Section is not a waiver of any party's rights to seek equitable relief for breaches of other Articles or Sections.

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SECTION IV.12. <u>Headings</u>. The headings in this Agreement are included for convenience of reference only and shall not in any way limit or otherwise affect the meaning or interpretation of this Agreement.

SECTION IV.13. <u>Counterparts</u>. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

SECTION IV.14. <u>Relationship of Parties</u>. Nothing herein contained shall constitute the parties hereto members of any partnership, joint venture, association, syndicate, or other entity, or be deemed to confer on any of them any express, implied, or apparent authority to incur any obligation or liability on behalf of another party.

SECTION IV.15. <u>Construction</u>. This Agreement has been negotiated by the parties and their respective counsel in good faith and will be fairly interpreted in accordance with its terms and without any strict construction in favor of or against any party. Time shall be of the essence of this Agreement.

SECTION IV.16. <u>Effectiveness</u>. This Agreement shall become effective only when one or more counterparts shall have been signed by each party and delivered to each other party.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective officers thereunto duly authorized as of the date first above written.

Shareholder:

By   _____
        Name:

Black Sands Entertainment Inc:

By   _____
        Name:
        Title:

Schedule Of Shareholders And Ownership

Name of Shareholder	Shares of Common Stock Owned
Geiszel Godoy	750,000